May 2, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Re:	Roots Real Estate Investment Community I, LLC
Withdrawal of Request for Qualification of Post-qualification Amendment No. 9 to Offering Statement on Form 1-A POS
File No. 024-11897

To Whom It May Concern:

Roots Real Estate Investment Community I, LLC (the “Company”) hereby withdraws its qualification request submitted to the staff of the Securities and Exchange Commission earlier today, regarding the Company’s post-qualification amendment No. 9 to the Company’s offering statement on Form 1-A POS.

Sincerely yours,

Roots Real Estate Investment Community I, LLC

By:	Roots REIT Management, LLC
Its:	Manager

By:	/s/ Larry Dorfman
Name:	Larry Dorfman
Title:	Manager

cc:	Daniel Dorfman
Mel Myrie
(Roots Real Estate Investment Community I, LLC)
Michael P. Williams
(Williams Business Law, LLC)